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18007268

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
Washington DC

SEC FILE NUMBER
8-34781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2017 (MM/DD/YY) AND ENDING March 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgewood Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Philips Parkway
(No. and Street)

Montvale	NJ	07645
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey H. Strasberg — 201-447-9000 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BW

OATH OR AFFIRMATION

I, Jeffrey H. Strasberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgewood Securities Corporation, as of March 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Jeffrey H. Strasberg

Signature

President and Chief Executive Officer

Title

Notary Public

JEANNE THOMPSON
Notary Public
State Of New Jersey
My Commission Expires May 3, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Grant Thornton LLP
757 Third Avenue, 9th Floor
New York, NY 10017

T 212.599.0100
F 212.370.4520
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Shareholder of
Ridgewood Securities Corporation

Opinion on the financial statements

We have audited the accompanying statement of financial condition of Ridgewood Securities Corporation (the "Company") as of March 31, 2018, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit

also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules G, H and I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules G, H and I. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2014.

New York, New York
May 17, 2018

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
AS OF MARCH 31, 2018

ASSETS

ASSETS:	
Cash	$ 336,507
Prepaid and other assets	10,464
Due from affiliates	17,301
TOTAL ASSETS	$ 364,272

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 56,824
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	1,037,824
Accumulated deficit	(731,376)
Total stockholder's equity	307,448
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 364,272

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2018

REVENUES:	
Affiliate reimbursement of expenses	$ 387,038
Other income	49,229
Total revenues	436,267
EXPENSES:	
Compensation and benefits	316,430
Regulatory fees	32,272
Professional fees	106,527
Other expenses	48,883
Total expenses	504,112
LOSS BEFORE INCOME TAXES	(67,845)
INCOME TAX EXPENSE	2,456
NET LOSS	$ (70,301)

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (70,301)
Changes in operating assets and liabilities:	
Decrease in prepaid and other assets	50,295
Increase in due from affiliates	(6,047)
Decrease in accounts payable and accrued expenses	(193,680)
Net cash used in operating activities	(219,733)
CASH — Beginning of year	556,240
CASH — End of year	$ 336,507
SUPPLEMENTAL DISCLOSURE — Cash paid for income taxes	$ 2,131

See notes to financial statements.

RIDGEWOOD SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2018

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings (Deficit)	Total
BALANCE — Beginning of year	1,000	$ 1,000	$ 1,037,824	$ (661,075)	$ 377,749
Net loss	-	-	-	(70,301)	(70,301)
BALANCE — End of year	1,000	$ 1,000	$ 1,037,824	$ (731,376)	$ 307,448

See notes to financial statements.

1. BACKGROUND

Ridgewood Securities Corporation (the "Company") was incorporated in September 1983, under the laws of the State of Delaware. The Company acts as a broker-dealer in connection with the private placement of related party limited liability company shares and limited partnership interests, for which companies affiliated through common ownership act as managers and general partners.

The Company does not have custody of customer securities, does not maintain customer accounts, and does not have the use of, or custody of, customer funds.

The Company has evaluated subsequent events and transactions through the date of the issuance of its financial statements, and concluded that there were no such events or transactions that require adjustment to, or disclosure in the notes to, the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The financial statements are presented using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Actual results could differ materially from those estimates.

Revenue Recognition — The Company recognizes revenue from services rendered, which include placement fees and selling commissions, in connection with broker-dealer activities. Placement fees and initial selling commissions, after meeting the minimum offering amount of a trust being serviced, are recognized when the subscription process is complete. Reimbursable selling expenses are paid by affiliates and are billed at cost with the associated revenue recorded as *Affiliate reimbursement of expenses* as incurred.

Other income is comprised of contingent commission payments and is recorded when received.

Fair Value of Financial Instruments — As of March 31, 2018, the carrying value of assets and liabilities approximates their fair value due to their short-term nature.

Income Taxes — The Company files an S Corporation tax return. No provision is made for federal income taxes in the financial statements as the income and losses of the Company are passed through and included in the income tax return of the stockholder. However, the Company is subject to state income taxes. A tax benefit from an uncertain tax position is to be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. There are no significant uncertain tax positions requiring recognition in the Company's financial statements.

Statement of Financial Condition Captions — The following are a summary of specific account captions. Refer to the related footnotes for additional information.

Cash —The Company maintains cash with one financial institution that may exceed federally insured limits.

Prepaid and Other Assets — Prepaid and other assets consist primarily of prepaid fees to the Financial Industry Regulatory Authority, Inc. and prepaid insurance.

Accounts Payable and Accrued Expenses — Accounts payable and accrued expenses consists primarily of accrued compensation, professional service fees, and administrative expenses.

Recent Accounting Pronouncements —

Revenue from Contracts with Customers — In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which is a new comprehensive revenue recognition standard on the financial reporting requirements for revenue from contracts entered into with customers. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016. The FASB subsequently deferred the effective date of the standard to December 15, 2017 with early adoption permitted as of December 15, 2016. The Company adopted ASU 2014-09 on April 1, 2018 without any impact on its financial statements.

3. RELATED-PARTY TRANSACTIONS

All revenue is earned from companies whose managers/officers are affiliates of the Company and are based on placement agent and selling agreements between the Company and the respective entities and are based on percentages of capital raised.

Affiliated companies provide certain office space and other services to the Company. Additionally, the Company provides services to affiliates. These services, and their reimbursement, are based on a facilities services agreement entered into by the Company and its affiliates, as modified from time to time. For the year ended March 31, 2018, the Company paid $35,000 in professional fees and $20,000 in rent expense to affiliated companies.

For services provided to affiliates, the Company earned $387,038 of income reflecting at-cost reimbursements for payroll and payroll-related expenses, selling expenses and overhead reimbursement. The Company was reimbursed $492,000 for shared-employee expenses allocated to affiliates of the Company, which is reflected as a reduction in *Compensation and benefits* on the Statement of Operations.

At times, short-term payables and receivables, which do not bear interest, arise from transactions with affiliates in the ordinary course of business.

4. RETIREMENT PLAN

Employees may participate in a voluntary defined contribution retirement plan. Employee contributions are matched fifty cents on the dollar up to three percent of salary. Voluntary and employer contributions are fully vested at the time of contribution. For the year ended March 31, 2018, employer contributions were $12,108, which is included in *Compensation and benefits* on the Statement of Operations.

5. INCOME TAXES

For the year ended March 31, 2018, the Statement of Operations includes state income tax expense of $2,456. The Company had no deferred taxes at March 31, 2018.

The Company is no longer subject to U.S. or state income tax examinations by tax authorities for years before 2015. On December 22, 2017, the Tax Cuts and Jobs Acts was enacted, providing for significant changes to U.S. federal tax law. The Company has considered the effects of same and believes that, primarily due to the Company's lack of entity-level income taxes, there is no impact to the financial statements for recording the effects of this legislation.

6. REGULATORY REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 (the "Exchange Act"). The rule prohibits a broker-dealer from engaging in securities transactions at a time when its "aggregate indebtedness" exceeds 15 times its "net capital" as these terms are defined by the rule, subject to minimum net capital requirements. As of March 31, 2018, the Company had net capital of $320,882, which was $315,882 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.049 to 1 as of March 31, 2018. The Company is exempt from the provisions of Rule 15c3-3 of the Exchange Act under paragraph (k)(2)(i).

* * * * * *

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE G

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF MARCH 31, 2018

NET CAPITAL:	
Stockholder's equity	$ 307,448
Allowable credits- accrued discretionary bonuses	41,199
ADJUSTED NET CAPITAL BEFORE NONALLOWABLE ASSETS	348,647
NONALLOWABLE ASSETS:	
Prepaid and other assets	(27,765)
NET CAPITAL	$ 320,882
AGGREGATE INDEBTEDNESS	$ 15,625
MINIMUM NET CAPITAL REQUIREMENT:	
(6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000
EXCESS NET CAPITAL	$ 315,882
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.049

There are no material differences between the above computation and that filed with the Company's unaudited FOCUS report (Form X-17A-5) filed on April 20, 2018. Therefore, no reconciliation is deemed necessary.

RIDGEWOOD SECURITIES CORPORATION

SCHEDULE H AND I

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF MARCH 31, 2018

Exemption under Section (k)(2)(i) is claimed:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) of Rule 15c3-3.